UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 4, 2016

Commission File Number: 001-32328

Mechel PAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125167 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES THAT GAZPROMBANK GETS AN OPTION TO BUY SHARE IN ELGA PROJECT
Moscow, Russia — April 4, 2016 – Mechel PAO (NYSE: MTL, MOEX: MTLR), a leading
Russian mining and metals company, announces signing an agreement on offering
Gazprombank AO the option to purchase 49% share in the Elga coking coal deposit development project for 34.3 billion rubles.
According to the agreement, Mechel is due to sell to Gazprombank by June 30,
2016, 49% of shares in Elgaugol OOO, the project operator company and owner of its subsoil license, 49% of shares in Elga-Doroga OOO which owns the Ulak-Elga railroad, and 49% of shares in Mecheltrans-East OOO which is the railroad’s transport operator. The cost of these shares totals 34.3 billion rubles.
The cash acquired through this deal will be used to repay Mechel’s debt to
Sberbank PAO and Sberbank Leasing AO. Partial debt repayment is a condition for restructuring of Mechel’s debt to Sberbank PAO.
The agreement also stipulates coordinated efforts and mutual guarantees of the two sides regarding the project’s development. Gazprombank has the option of selling the share in Elga project to Mechel within three years following a five-year tenure.
Law firm ALRUD acted as Mechel’s legal advisor in this deal.
Note to editors:
The Elga coal deposit is Russia’s largest and one of the world’s largest deposits of high-quality coking coal, located in South Yakutia. Its reserves amount to approximately 2.2 billion tonnes according to JORC. Mechel has invested some 100 billion rubles into the Elga project. In 2015, the project yielded 3.9 million tonnes of coal, with 5 million tonnes due to be mined in
2016, and the deposit’s project capacity is up to 30 million tonnes of run-of-mine coal.

***
Mechel PAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com
***
Mechel is an international mining and steel company which employs over 67,000 people. Its products are marketed in Europe, Asia, North and South America,
Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel PAO

Date: April 4, 2016	By:	Oleg V. Korzhov
	Name:	Oleg V. Korzhov
	Title:	CEO